FOR
LJ INTERNATIONAL INC.
(NASDAQ/NM: JADE)

CONTACTS BETTY HO LJ International Inc. 011 (852) 2170-0001	GREGORY A. McANDREWS Greg McAndrews & Associates (310) 301-3035

FOR IMMEDIATE RELEASE

LJ INTERNATIONAL SHOWS IMPROVEMENT
IN FIRST QUARTER SALES, EARNINGS, GROSS MARGINS, FINANCIAL CONTROLS

     HONG KONG, May 15, 2003 — LJ International Inc. (NASDAQ/NM: JADE) today announced an improvement in the financial results for its first quarter ended March 31, 2003, compared with that of the corresponding quarter last year. The company turned in a profit of $358,000 or four cents per share, as opposed to a loss of $67,000 for the same quarter in 2002.

     Sales for the first quarter of 2003 rose 5% to $11.1 million while the gross profit margin moved up to 30% from 28% in the same period last year. Selling, general and administrative expenses fell to $2.9 million from $3.1 million in the same period last year.

     “We are encouraged by the company’s performance in the first quarter of this year and view the rest of the year with guarded optimism as our marketing efforts and innovative product development ideas continue bearing fruit with existing as well as potential clients,” according to Chairman and CEO Yu Chuan Yih. “The consolidation of our production processes under one roof in our expanded Shenzhen facility will also help us to reduce costs and gain other efficiencies.” he said.

     “Considering the outlook for the rest of the year, LJI estimates an annual revenue of $46 million,” Yih pointed out. “The Company sees itself well placed to benefit from the return of confidence among retailers worldwide in the aftermath of the war in Iraq and the alarm caused by the outbreak of SARS, mainly in East Asia,” he added.

FINANCIAL HIGHLIGHTS
(Unaudited)

	FOR THE THREE MONTHS ENDED
	March 31,

	2003	2002

Revenues	$11,139,000	$10,611,000
Net Income/(Loss)	$358,000	$(67,000)
Net Income/(Loss) per Share	$0.04	$(0.008)
Weighted Average Shares Outstanding	8,492,851	8,671,615

     LJ International Inc. is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service.

     Website: www.ljintl.com.

     (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.)

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